SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP Number)

David Ellam c/o Juvenescence Limited 4th Floor, Viking House Nelson Street Isle of Man IM1 2AH +441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Juvenescence Limited
2	check the appropriate box if a member of the group (a) ☐ (b) ☐
3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization British Virgin Islands
number of shares beneficially owned by each reporting	7	sole voting power 16,837,817
person with	8	shared voting power 0
	9	sole dispositive power 16,837,817
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 16,837,817
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 44.2%
14	type or report person CO

Schedule 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, a British Virgin Islands company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Original Statement is hereby amended and restated in its entirety to read as follows:

AgeX Therapeutics, Inc. (the “Issuer”) is a Delaware corporation. Its principal executive offices are located at 965 Atlantic Avenue, Suite 101, Alameda, California 94501. This Statement relates to the shares of Common Stock as described herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Person beneficially owns an aggregate of 16,837,817 shares of Common Stock, representing (i) 16,419,000 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement and (iii) 268,817 shares of common stock that may be acquired in on exercise of the initial Warrant being issued in connection with the first advance under the New Facility (as defined below). This aggregate amount represents approximately 44.2% of the Issuer’s outstanding common stock, based upon 37,656,415 shares outstanding as of March 16, 2020, as reported on the Issuer’s Annual Report filed on Form 10-Q on March 30, 2020, and giving effect to the exercise of the Warrants.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On March 30, 2020, the Issuer and the Reporting Person entered into a new Secured Convertible Facility Agreement (the “New Facility”) pursuant to which the Reporting Person has agreed to provide the Issuer a line of credit up to $8,000,000 for a period of 18 months. The initial advance under the New Facility was made in the amount of $500,000 on April 1, 2020. Additional amounts may be drawn under the New Facility upon the request of the Issuer and subject at all times to the discretion of the Reporting Person, in amounts not to exceed $1,000,000 in any single draw without the Reporting Person’s consent. In lieu of interest, the Issuer has agreed to issue to the Reporting Person 28,500 shares of Common Stock (the “New Drawdown Shares”) at the time total advancements under the New Facility first equal or exceed $3,000,000. The New Facility has a maturity date of March 30, 2023.

While any advance under the New Facility (other than the initial advance) remains in the discretion of the Reporting Person, if the Issuer makes a second draw under the New Facility, it will also be required to adopt a restructuring plan by April 15, 2020 that achieves certain expense reductions outlined in the New Facility. If the issuer makes a third draw under the New Facility, it will be required to enter into a Security and Pledge Agreement under which the assets of the Issuer, including its intellectual property, will be pledged as collateral for amounts outstanding under the New Facility. Also effective upon the third advance under the New Facility, certain subsidiaries of the Issuer named in the New Facility will irrevocably and unconditionally guarantee the obligations of the Issuer under the New Facility. The New Facility also contains certain other affirmative and negative covenants and events of default.

Amounts outstanding under the New Facility may be repaid by the Issuer prior to the maturity date. In the event the Issuer consummates a qualified equity offering (resulting in proceeds to the Issuer of at least $10,000,000), the Issuer may elect to convert amounts outstanding under the New Facility into Common Stock at the price at which shares are sold to third party investors, subject to certain conditions outlined in the New Facility. Upon such a qualified financing, the availability period for loans under the New Facility will terminate. In the event the Issuer elects not to convert amounts outstanding into shares upon a qualified financing, the Reporting Person may elect to convert outstanding amounts into shares at the repayment date of the New Facility, in lieu of cash, at the price paid by investors in the qualified financing transaction. In addition, the Reporting Person may convert outstanding amounts into shares of Common Stock at the market price of the Common Stock (determined by reference to the closing price immediately prior to delivery of a conversion notice) at any time. In each case, the number of shares that may be issued upon conversion will not exceed 19.9% of the shares of Common Stock outstanding, to the extent stock exchange listing rules require, unless shareholder approval is obtained.

Upon each advance under the New Facility, the Issuer will also issue to the Reporting Person warrants under a Warrant Agreement entered into between the parties on March 30, 2020 (the “New Warrant Agreement”). The exercise price of each warrant will be the last closing price per share of Common Stock on the NYSE American, or such other exchange on which the Common Stock may be listed, prior to the delivery of the applicable drawdown notice. The warrants will represent a right to purchase a number of shares of Common Stock equal to 50% of the quotient of (a) the amount of the applicable advance, divided by (b) the exercise price. Each warrant will expire three years from the date of its issuance. The issuance of the initial Warrant under the New Facility, for 268,817 shares of Common Stock at an exercise price of $0.93, is subject to the Company completing an additional listing application with the NYSE American. The warrants issued pursuant to the New Facility and the New Warrant Agreement, together with the warrants previously issued under the Loan Agreement, are referred to in this Schedule as the “Warrants”.

In connection with the entry into the New Facility and the Warrant Agreement, the parties also entered into an amendment to the Registration Rights Agreement providing that the New Drawdown Shares and the shares of Common Stock issuable upon exercise of Warrants issued under the New Warrant Agreement will be entitled to registration rights under the terms and conditions of that agreement.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated by reference into this Item 7.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: April 3, 2020

JUVENESCENCE LIMITED

By: /s/ Gregory H. Bailey
Name: Gregory H. Bailey
Title: President

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement dated August 30, 2018 among BioTime, Inc., AgeX Therapeutics, Inc. and Juvenescence Limited (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by BioTime, Inc., on August 31, 2018).

Exhibit 2	Convertible Promissory Note (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by BioTime, Inc., on August 31, 2018).

Exhibit 3	Loan Facility Agreement dated August 13, 2019 (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by AgeX Therapeutics, Inc., on August 14, 2019).

Exhibit 4	Warrant Agreement dated August 13, 2019 (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by AgeX Therapeutics, Inc., on August 14, 2019).

Exhibit 5	Warrant dated August 13, 2019 (incorporated by reference from Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by AgeX Therapeutics, Inc., on August 14, 2019)

Exhibit 6	Registration Rights Agreement dated August 13, 2019 (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by AgeX Therapeutics, Inc., on August 14, 2019).

Exhibit 7	Secured Convertible Facility Agreement dated March 30, 2020 (incorporated by reference from Exhibit 10.24 to the Annual Report on Form 10-K filed by AgeX Therapeutics, Inc. on March 30, 2020).

Exhibit 8	Warrant Agreement dated March 30, 2020 (incorporated by reference from Exhibit 10.25 to the Annual Report on Form 10-K filed by AgeX Therapeutics, Inc. on March 30, 2020).

Exhibit 9	Amendment No. 1 to Registration Rights Agreement (incorporated by reference from Exhibit 10.26 to the Annual Report on Form 10-K filed by AgeX Therapeutics, Inc. on March 30, 2020).